SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934

                               NexGen Vision, Inc.
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                   65336D 10 9
                                 (CUSIP Number)

                                 Stephen DeGroat
                      Jesup & Lamont Securities Corporation
                                650 Fifth Avenue
                               New York, NY 10019
                                 (212) 307-2860

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2004
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65336D 10 9                 13D                            Page 2 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jesup & Lamont Securities Corporation ("Jesup & Lamont")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO -- Of the total purchase price of $52,000, $42,000 was paid by canceling a loan in the amount of $42,000 previously owed by the seller to Jesup & Lamont. WC - $10,000 was paid from Jesup & Lamont's internal funds

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,823,360
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,972,383
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,173,360
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,972,383
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,795,743
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BD, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65336D 10 9                 13D                           Page 3 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     JL Acquisitions Co., LLC ("JL Acquisitions")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      WC - The total purchase price of $400,000 was paid from the internal funds of JL Acquisitions.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,972,383
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,972,383
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,972,383
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65336D 10 9                 13D                            Page 4 of 7

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Class A Common Stock, $0.001 par value per share, of NexGen Vision, Inc., a Delaware corporation ("NexGen"), with its principal executive offices at 1535 Oak Industrial Lane, Suite F, Cumming, Georgia 30041.

ITEM  2. IDENTITY AND BACKGROUND.

(a)   Jesup & Lamont Securities Corporation:
      Controlling Person: Jesup & Lamont Holding Corporation, the parent company of Jesup & Lamont

      JL Acquisitions Co., LLC:
      Sole Manager and Controlling Person: Jesup & Lamont Securities Corporation

      The name, business address and present principal occupation and/or employment of each directors, executive officers and controlling persons of Jesup & Lamont and Jesup & Lamont Holding Corporation are set forth below:

      --------------------------------------------------------------------------
      Name             Business Address     Occupation and Employment
      --------------------------------------------------------------------------
      William Moreno   650 Fifth Avenue,    Manager and Director of both Jesup
                       New York, NY 10019   & Lamont and Jesup & Lamont
                                            Holding Corporation;
                                            President and Chief Executive
                                            Officer of both Jesup & Lamont and
                                            Jesup & Lamont Holding Corporation
      --------------------------------------------------------------------------
      Stephen DeGroat  650 Fifth Avenue,    Manager and the Chairman of the
                       New York, NY 10019   Board of Directors of both Jesup &
                                            Lamont and Jesup & Lamont Holding
                                            Corporation
      --------------------------------------------------------------------------
      George Middlemas 650 Fifth Avenue,    Venture Capitalist
                       New York, NY 10019   Director of Jesup & Lamont Holding
                                            Corporation
                                            Partner of Apex Venture Partner
                                            225 West Washington St., Suite 1500
                                            Chicago, IL 60606
      --------------------------------------------------------------------------
      Alfred Aysseh    650 Fifth Avenue,    Private investor
                       New York, NY 10019   Director of both Jesup & Lamont
                                            and Jesup & Lamont Holding
                                            Corporation
                                            Self-employed
      --------------------------------------------------------------------------
      Jonathan Blum    650 Fifth Avenue,    Investment Banker
                       New York, NY 10019   Director of both Jesup & Lamont
                                            and Jesup & Lamont Holding
                                            Corporation
                                            Employed by Jesup & Lamont
      --------------------------------------------------------------------------

(b) Principal Place of Business for each of Jesup & Lamont, JL Acquisitions and Jesup & Lamont Holding Corporation: 650 Fifth Avenue New York, NY 10019

(c) Principal Business: Jesup & Lamont - registered broker-dealer; JL Acquisitions - acting as holder of investments in NexGen; Jesup & Lamont Holding Corporation - acting as holder of all stock of Jesup & Lamont.

(d) Neither Jesup & Lamont, JL Acquisitions, Jesup & Lamont Holding Corporation, nor, to their best knowledge, any of the individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Jesup & Lamont, JL Acquisitions, Jesup & Lamont Holding Corporation, nor, to the best knowledge of any entities identified in this
      Item 2, any of the individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) State of Incorporation: Jesup & Lamont - New York; JL Acquisitions - Delaware; Jesup & Lamont Holding Corporation - Delaware; All of the individuals identified in this Item 2 are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 1, 2004, Jesup & Lamont acquired (i) 100,000 shares of Class A Common Stock and 675,000 shares of Class B Common Stock from a former shareholder of NexGen and (ii) the voting rights to 650,000 shares of Class B Common Stock pursuant to a voting trust agreement. The total consideration for the acquisition was $52,000, of which $42,000 was paid by canceling a loan in the amount of $42,000 previously owed by the seller to Jesup & Lamont and $10,000 was paid from Jesup & Lamont's internal funds. On May 4, 2004, JL Acquisitions purchased from former shareholders of NexGen 67,383 shares of Class A Common Stock and 3,905,000 shares of Class B Common Stock. The total purchase price of $400,000 for this acquisition was paid from JL Acquisitions' internal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

The securities were acquired for investment purposes.

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CUSIP No. 65336D 10 9                 13D                            Page 5 of 7

(a) None.

(b) None.

(c) None.

(d) Jesup & Lamont has elected a majority of the Board of Directors of NexGen, which has appointed a new President and Chief Executive Officer and a new Chief Financial Officer.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Jesup & Lamont's interest consists of (i) 531,993 shares of Class A Common Stock and 4,580,000 shares of Class B Common Stock owned by Jesup & Lamont; (ii) an option to purchase .9 unit consisting of 22,500 shares of Class A Common Stock and 11,250 Class A Warrants; and (iii) 650,000 shares of Class B Common Stock as to which Jesup & Lamont acquired the voting rights pursuant to a voting trust agreement. The total number of shares of Class A Common Stock and Class B Common Stock beneficially owned by Jesup & Lamont represent 47.1% of the total number of shares of Class A Common Stock outstanding assuming conversion of such Class B shares. The beneficial ownership of the shares acquired by JL Acquisitions is attributed to Jesup & Lamont.

JL Acquisitions' interest consists of 67,383 shares of Class A Common Stock and 3,905,000 shares of Class B Common Stock. The total number of shares of Class A Common Stock and Class B Common Stock beneficially owned by JL Acquisitions represent 36.3% of the total number of shares of Class A Common Stock outstanding assuming conversion of such Class B Common Stock.

Except as set forth in this Item 5, none of the entities or any individuals identified in Item 2 above beneficially owns any shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act.

(b) Jesup & Lamont has the sole power to vote 498,360 shares of Class A Common Stock and 1,325,000 shares of Class B Common Stock. Jesup & Lamont has the sole power to dispose of 498,360 shares of Class A Common Stock and 1,325,000 shares of Class B Common Stock.

Jesup & Lamont and JL Acquisitions has shared power to vote for and dispose of in respect of 67,383 shares of Class A Common Stock and 3,905,000 shares of Class B Common Stock. JL Acquisitions does not have any sole power to vote for and dispose of any Class A Common Stock of NexGen.

Except as set forth in this Item 5, none of the entities or any individuals identified in Item 2 above has any sole power to vote or to direct the vote, shared power to vote or to direct the vote,

CUSIP No. 65336D 10 9                 13D                            Page 6 of 7

sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition of any shares of Class A Common Stock.

(c) Except for the purchases by Jesup & Lamont and JL Acquisitions, no transactions in the shares of Class A Common Stock were affected by Jesup & Lamont, JL Acquisitions or, to their knowledge, any person listed in Item 2(a) above.

(d) Included in the total number of shares beneficially owned by Jesup & Lamont, 650,000 shares of Class B Common Stock are shares as to which Jesup & Lamont was granted the voting rights pursuant to a voting trust agreement. Mr. Gary Lafferty owns those shares and has the rights to dispose of and receive dividends in respect of such shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a voting trust agreement, Jesup & Lamont was granted voting rights to 650,000 shares of Class B Common Stock of NexGen.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(i) Purchase and Settlement Agreement effective May 4, 2004 by and among JL Acquisitions Co., LLC, ARB Investment Enterprises, Ltd., Hermann Burckhardt, Alberto Burckhardt and NexGen Vision, Inc.

(ii) Share Purchase and Voting Trust Agreement by and between Gary Lafferty and Jesup & Lamont, dated April 1, 2004.

CUSIP No. 65336D 10 9                 13D                            Page 7 of 7

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 13, 2004.
                                  Jesup & Lamont Securities Corporation


                                  By: /s/ William Moreno
                                     ----------------------------------
                                       William Moreno
                                       Chief Executive Officer

                                  JL Acquisitions Co., LLC

                                  By Sole Manager:
                                  Jesup & Lamont Securities Corporation


                                  By: /s/ William Moreno
                                     ----------------------------------
                                       William Moreno
                                       Chief Executive Officer